FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  February 25, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: March 15, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

February 25, 2004

GENCO ANNOUNCES 3D IP SURVEY RESULTS

FROM TEMASCALTEPEC DISTRICT, MEXICO

Genco Resources Ltd. (GGC: TSX-VENTURES) (“GENCO”) is pleased to report initial results from a 3D IP survey conducted on the Genco property within the Temascaltepec District of Mexico and announces a 2,500 meter drill program.

The initial 15 kilometer 3D IP survey was conducted by S.J. Geophysics Ltd. of Delta, British Columbia, Canada and supervised by Bruno Barde P.Geo. a “Qualified Person” for the purposes of NI 43-101 Standards of Disclosure for mineral projects and he has verified the data in this press release.

The 3D IP survey was completed to test this survey technique as an effective exploration tool that could identify anomalies and help in designing drill programs and future drill targets.  The 3D IP survey was conducted on three separate areas on the property.

1)

Three kilometers of 3D IP survey consisting of 6 lines covering an area of 300 meters by 500 meters over the Nazareno Zone in the El Coloso Region, located 3.5 kilometers northwest of La Guitarra Mine, Mexico.

2)

Six kilometers of 3D IP survey consisting of 6 lines covering an area of 600 meters by 1000 meters focused on the extension of the San Raphael vein on Genco’s newly discovered San Raphael Zone.

3)

Six kilometers of 3D IP survey consisting of 6 lines covering an area of 600 meters by 1000 meters in the Mina El Agua Region, 6.5 kilometers southeast of La Guitarra Mine and focused on two main northwest to southwest structures called Cascaras and Veta Santa Ana.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604-) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange

The underlying map outlines the three areas of current work on the property:

The 3D IP survey results reinforce the findings of previous studies suggesting that the Temascaltepec District is a large hydrothermal system that has experienced minimal erosion.  Genco also reports a close special association between anomalies on the San Raphael Zone and the Nazareno Zone in the El Coloso Region and the mineralized intersections announced in the Genco’s news releases dated June 2, 2003, November 25, 2003 and December 29, 2003.  Drill holes have only tested small segments of the large anomalous zone outlined in the 3D IP survey at depths of less than 100 meters.  In particular, the anomalous results from the San Raphael Region confirm that the La Guitarra vein extends below the younger basalt cap and could extend for a distance of up to seven kilometers to the southeast before it reappears from under the basalt cap in the Veta Rica Area.

The following graphs illustrate the 3D IP survey results modeled in three dimensions for the three tested regions.

Nazareno Chargeability Model

La Guitarra Chargeability Model

Northing = 2050

El Agua Chargeability Model

Genco announces an eight to twelve hole, 2500 meter diamond drill program by B.D.W.  International Drilling Inc. of Rouyn-Noranda, Quebec, Canada is scheduled to begin in early spring to further test the northeast extension of the New San Raphael Zone and to test the large undrilled IP chargeability anomaly associated with the two main Northwest to Southwest structures of the Cascaras and Veta Santa Ana in the Mina El Aqua Region.

Genco also wishes to announce that the company continues to do detailed surface and underground mapping in the Nazareno, San Raphael and Mina El Aqua Regions of the Temascaltepec District.  Trygve Hoy, PhD, who previously was a senior mapping and structural specialist for the British Columbia Geological survey team is conducting the mapping in conjunction with La Guitarra staff.

For more information please contact:

GENCO RESOURCES LTD. (GGC:TSX-V)

Suite 550 – 999 West Hastings Street

Vancouver,  BC  V6C 2W2

www.gencoresources.com

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.